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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jan 22 2011

NAME OF BROKER-DEALER:

Keeley Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1201
(No. and Street)

Chciago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Keeley, Jr. (312) 486-5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAR 1 9 2008
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John L. Keeley, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keeley Investment Corp.**, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2011

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	268,647
Receivables from futures commission merchant and securities broker-dealer		10,397,146
Shareholder services expense reimbursement receivable		438,725
Underwriting income receivable		156,195
Deposit with clearing broker		5,000
Other assets		295,252
Total assets	$	11,560,965

Liabilities and Stockholder's Equity

Liabilities		
Employee compensation and benefits payable	$	1,910,109
Distribution expense payable		840,000
Income taxes payable		555,042
Accounts payable, accrued expenses and other liabilities		111,021
		3,416,172
Stockholder's Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		8,101,618
Total stockholder's equity		8,144,793
Total liabilities and stockholder's equity	$	11,560,965

The accompanying notes are an integral part of the financial statements.

Keeley Investment Corp.

Statement of Operations
Year Ended December 31, 2007

Revenue:	
Commissions	$ 20,676,623
Distribution and underwriting income	2,703,883
Trading and investment losses, net	(218,075)
Interest	625,989
Dividends	35,000
Other	248,464
Total revenue	24,071,884
Expenses:	
Employee compensation and related benefits	11,642,063
Distribution and shareholder service expenses	3,616,316
Brokerage and clearing	624,037
Professional fees	421,825
Occupancy	177,993
Marketing	89,452
Communications	62,121
Interest	45,126
Other	954,134
Expense reimbursement from affiliate	(4,698,306)
Total expenses	12,934,761
Net income before income tax expense	11,137,123
Income tax expense	502,093
Net income	$ 10,635,030

The accompanying notes are an integral part of the financial statements.

Keeley Investment Corp.

Statement of Changes in Stockholder's Equity and Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2007

	Stockholder's Equity				Liabilities Subordinated to Claims of General Creditors
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total	
Balance, beginning of year	$ 2,500	$ 40,675	$ 12,368,271	$ 12,411,446	$ 700,000
Payment of subordinated liabilities	-	-	-	-	(700,000)
Dividends	-	-	(14,901,683)	(14,901,683)	-
Net income	-	-	10,635,030	10,635,030	-
Balance, end of year	$ 2,500	$ 40,675	$ 8,101,618	$ 8,144,793	$ -

The accompanying notes are an integral part of the financial statements.

Keeley Investment Corp.

Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	10,635,030
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		86,347
Deferred income taxes		(62,930)
Net changes in operating assets and liabilities:		
Receivables from futures commission merchant and securities broker-dealer		(5,280,748)
Marketable securities		5,865,826
Not readily marketable securities		2,893,524
Shareholder services expense reimbursement receivable		(438,725)
Underwriting fees receivable		17,149
Other assets		(114,423)
Employee compensation and benefits payable		832,311
Distribution expense payable		840,000
Income taxes payable		440,023
Accounts payable, accrued expenses and other liabilities		(92,977)
Net cash provided by operating activities		15,620,407
Cash Flows from Financing Activities		
Payment of liabilities subordinated to claims of general creditors		(700,000)
Dividends paid		(14,901,683)
Net cash used in financing activities		(15,601,683)
Net increase in cash and cash equivalents		18,724
Cash and cash equivalents:		
Beginning		249,923
Ending	$	268,647
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	$	45,126
Income taxes		125,000

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Keeley Investment Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also registered as an introducing broker with the National Futures Association ("NFA"). The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company also engages in principal sales and trading of equity securities. The Company may enter into transactions in derivative financial instruments, including futures and options, in order to facilitate its trading activities.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Revenue recognition: Commission income and related expenses from customer transactions are recorded on a trade date basis. Distribution and underwriting income are recorded on the accrual basis.

Securities owned – marketable: The marketable securities include equity securities, futures, and investments in mutual funds. Proprietary securities and futures transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income. Gains and losses on open commodity futures, options on futures contracts, and forward contracts, which are marked to market, are recognized currently in income.

Securities owned – not readily marketable: Not readily marketable securities include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the issuer or Company.

Not readily marketable investments owned by the Company consist of equity securities and investments in limited partnerships. Equity securities which are not readily marketable are recorded at cost until significant events indicate cost is no longer appropriate and then are carried at their estimated fair value. When carried at estimated fair value, such securities have been valued based upon other market sources which are believed to provide a reasonable value for such investments. The investments in limited partnerships which do not have established markets and which do not have established earnings patterns, but for which events warrant values other than cost, are valued using the most recent and reliable outside information available, including the underlying fair value of related partnerships, as determined by management, and changes in value are reflected in the results of operations. Because of the inherent uncertainty of valuations, however, the estimated values used for these investments may differ significantly from the values that would have been used had a ready market existed and the differences could be material.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes, the stockholder separately accounts for the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporation income taxes except for Illinois replacement taxes and federal built-in gains taxes.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: The Company considers money market funds to be cash equivalents.

Reclassification: Certain balances for the year ended December 31, 2006 have been reclassified to conform to the current year cash flow presentation with no effect on results from operations.

Recent accounting pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and its potential effect on the financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 is effective for the Company in its year ended December 31, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on its financial position, results of operations and cash flows.

Note 2. Transactions with Related Parties

The Company provides office space and services to Keeley Asset Management Corp. ("KAMCO"), its affiliated SEC registered investment advisor. The Company received $4,698,306 from KAMCO for the year ended December 31, 2007. This amount is included as a reduction to the Company's expenses in the statement of operations.

The Company is the distributor of certain affiliated mutual funds, the Keeley Small Cap Value Fund, Inc. and the Keeley Funds, Inc. (collectively, the "Funds"). The Company received $888,962 from the Funds pursuant to an approved Rule 12b-1 distribution plan for the year ended December 31, 2007.

The Company also provides brokerage services to the Funds. The Company received $8,359,911 in brokerage commissions from the Funds for the year ended December 31, 2007.

Note 3. Trading Activities

Aggregate trading and investment losses, net in the statement of operations are comprised of the following:

	Net Trading and Investment Gains/(Losses)
Equity securities (marketable and not readily marketable)	$ (2,020,715)
Related party mutual funds	1,802,640
	$ (218,075)

Note 4. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors of $700,000 were paid in full to a Company stockholder. There was $42,675 of interest expensed by the Company for the year ended December 31, 2007 in connection with these borrowings.

Note 5. Bank Line of Credit

The Company had a line of credit of $400,000. The line of credit bears interest at the prime rate and matured on November 1, 2007. The line of credit was not renewed.

Note 6. Commitments and Contingencies

The Company has lease agreements for its office facilities which expire on varying dates through October 31, 2012, noncancelable through October 31, 2009. The lease payments include rent, some utilities and real estate taxes. The future minimum rental commitments under these agreements are as follows.

Years ending December 31:		
2008	$	208,282
2009		214,194
2010		220,273
2011		226,535
2012		193,342
	$	1,062,626

Total rent expense for the year ended December 31, 2007 was $177,993.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The expense for the year ended was $126,654 which remained payable at December 31, 2007. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. The expense for the year ended was $163,064, which remained payable at December 31, 2007.

Note 8. Income Taxes

In conjunction with the sale of several assets during 2007 that were acquired at the time the Company elected to be taxed as an S corporation, the Company incurred a federal built-in gains tax of 35 percent.

The provision for income taxes for the year ended December 31, 2007 was:

Built-in gains taxes	$	351,042
State replacement taxes		213,981
Deferred tax benefit		(62,930)
	$	502,093

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's operating activities include trading various financial instruments with off-balance-sheet risk. These financial instruments consist principally of written option contracts on equity securities and related stock indices, securities sold, not yet purchased, and financial futures contracts. Such risk arises from potential changes in the market values of the securities or money-market instruments underlying the financial instruments which may be in excess of the amounts recognized in the statement of financial condition.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security and can create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received. While the Company has no obligations resulting from short sales at December 31, 2007, the Company did engage in short sales during the year.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing broker for amounts owed to such clearing broker.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2007, approximately $9,346,000 of money market funds is reflected in the receivables from futures commission merchant and securities broker dealer. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company is engaged in various trading activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company is engaged in brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to futures transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $7,505,797 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .46 to 1.

Note 11. Subsequent Event

From January 1, 2008 to February 27, 2008, the Company paid dividends of $4,000,000.

Keeley Investment Corp.

Computation of Net Capital Under Rule 15c3-1
December 31, 2007

	Schedule I
Total stockholders' equity from statement of financial condition	$ 8,144,793
Deductions and/or charges:	
Shareholder services expense reimbursement receivable	(156,765)
Other assets	(295,252)
Net capital before haircuts on securities positions	7,692,776
Haircuts on securities:	
Money market funds	186,979
Net capital	7,505,797
Minimum net capital requirement	250,000
Excess net capital	$ 7,255,797
Aggregate indebtedness:	
Employee compensation and benefits payable	$ 1,910,109
Distribution expense payable	840,000
Income taxes payable	555,042
Accounts payable, accrued expenses and other liabilities	111,021
Total aggregate indebtedness	$ 3,416,172
Ratio of aggregate indebtedness to net capital	.46 to 1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:	
Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2007:	
Net capital as reported in the Company's Part II unaudited FOCUS report:	$ 7,987,674
Audit adjustment related to income taxes payable	(325,112)
Nonallowable shareholder services expense reimbursement receivable	(156,765)
Net capital, per above	$ 7,505,797

Keeley Investment Corp.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2007 **Schedule II**

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2007 **Schedule III**

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholders
Keeley Investment Corp.
Chicago, Illinois

In planning and performing our audit of the financial statements of Keeley Investment Corp. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customers, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations
(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding two paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that is a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assts that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the Chicago Stock Exchange, the National Futures Association and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16(d) of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2008

END